EXHIBIT 99.1

North American Construction Group Closes Acquisition of an Ownership Interest in Nuna Logistics Limited

ACHESON, Alberta, Nov. 05, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) announced today the closing of its acquisition of an ownership interest in Nuna Logistics Limited and related companies that was previously announced on September 20, 2018.  The transaction closed on November 1, 2018.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

PDF available: http://resource.globenewswire.com/Resource/Download/b3273d04-3236-43d9-b5b4-8311402c597b